Hylsamex
Mexico's Steel

File No. 82-4252

January 31, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

Subject: **Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

Dear Sir or Madam:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by stamping the enclosed copy of this letter and returning the same to us in the enclosed self-addressed envelope.

Yours truly,

HYLSAMEX, S.A. de C.V.

By: ________________________
Ismael De La Garza

Encl.

EXHIBIT LIST

Exhibit No.	Description	Date
1	Press Release and Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): HYLSAMEX Earnings Release for the Fourth Quarter of 2004.	January 27, 2005
2	Press Release and Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): HYLSAMEX informs about volumes traded in the Mexican Stock Exchange on January 13, 2005.	January 13, 2005

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 2784 bytes.

Fecha de recepcion: Jan 13 2005 3:08:28:523PM.

Folio de recepcion: 74003.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

EVENTO RELEVANTE

LUGAR Y FECHA:

SAN NICOLAS DE LOS GARZA, NUEVO LEON 13/01/2005

RAZON SOCIAL:

HYLSAMEX, S.A. DE C.V.

CLAVE DE COTIZACION

HYLSAMX

ASUNTO

PARA SU PUBLICACION INMEDIATA

EVENTO RELEVANTE

Monterrey, N.L. Enero 13, 2005.- Hylsamex informa que los volúmenes de compra de sus acciones series "B" y "L", que se han presentado el día de hoy se refieren a movimientos naturales del mercado accionario. La empresa no tiene conocimiento de algún evento en particular que haya propiciado dichos movimientos. Cualquier información o evento relevante será notificado de manera oportuna a través de este mismo medio.

MERCADO DEL EXTERIOR :


BOLSA MEXICANA DE VALORES

LA BOLSA MERCADO DE CAPITALES SOCIEDADES DE INVERSIÓN INSCRIPCIÓN Y PROSPECTOS EMPRESAS EMISORAS MARCO LEGAL SERVICIOS INFORMACIÓN SITIOS

•Solicitudes de Inscripción Presentadas •Inscripción de Valores •Prospectos de Colocación •Ofe

Emisora: Serie: Consultar

Boletín Cierre de Mercado
Inscribete aquí

Búsqueda de Documentos

Eventos Relevantes de HYLSAMEX, S.A. DE C.V.


Marca
5726 6677
y podrás obtener cotizaciones en tiempo real de índices y emisoras del
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Fecha de Recepción en BMV: 2005-01-13 15:08:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
13/1/2005

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto:
PARA SU PUBLICACION INMEDIATA

Eventos Relevantes:
Monterrey, N.L. Enero 13, 2005.- Hylsamex informa que los volúmenes de compra de sus acciones series "B" y "L", que se han presentado el día de hoy se refieren a movimientos naturales del mercado accionario. La empresa no tiene conocimiento de algún evento en particular que haya propiciado dichos movimientos. Cualquier información o evento relevante será notificado de manera oportuna a través de este mismo medio.

Mercado Exterior:

RECEIVED
2005 FEB 15 A 11:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: icssific.ens

Longitud del sobre: 77025 bytes.

Fecha de recepcion: Jan 27 2005 12:53:22:083PM.

Folio de recepcion: 75717.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
icssific.bmv	1	Sific para Industriales, Comerciales y de Servicios

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
AL 31 DE DICIEMBRE DE 2004 Y 2003
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**34,098,575**	**100**	**31,421,403**	**100**
2	**ACTIVO CIRCULANTE**	**10,157,640**	**30**	**6,944,615**	**22**
3	EFECTIVO E INVERSIONES TEMPORALES	1,413,399	4	1,009,234	3
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	3,652,806	11	2,490,974	8
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	725,759	2	762,257	2
6	INVENTARIOS	4,249,238	12	2,607,198	8
7	OTROS ACTIVOS CIRCULANTES	116,438	0	74,952	0
8	**LARGO PLAZO**	**1,219,874**	**4**	**709,581**	**2**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	1,215,251	4	704,738	2
11	OTRAS INVERSIONES	4,623	0	4,843	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**20,721,955**	**61**	**21,571,260**	**69**
13	INMUEBLES	1,184,724	3	1,182,480	4
14	MAQUINARIA Y EQUIPO INDUSTRIAL	40,542,218	119	40,641,870	129
15	OTROS EQUIPOS	208,525	1	209,029	1
16	DEPRECIACION ACUMULADA	21,800,352	64	21,029,422	67
17	CONSTRUCCIONES EN PROCESO	586,840	2	567,303	2
18	**ACTIVO DIFERIDO (NETO)**	**1,999,106**	**6**	**2,195,947**	**7**
19	**OTROS ACTIVOS**	**0**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**15,544,412**	**100**	**20,373,598**	**100**
21	**PASIVO CIRCULANTE**	**4,536,693**	**29**	**3,786,403**	**19**
22	PROVEEDORES	2,079,914	13	1,669,199	8
23	CREDITOS BANCARIOS	331,649	2	769,601	4
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	465,524	3	106,782	1
26	OTROS PASIVOS CIRCULANTES	1,659,606	11	1,240,821	6
27	**PASIVO A LARGO PLAZO**	**7,159,397**	**46**	**12,701,284**	**62**
28	CREDITOS BANCARIOS	2,980,622	19	7,868,062	39
29	CREDITOS BURSATILES	4,169,225	27	4,333,684	21
30	OTROS CREDITOS	9,550	0	499,538	2
31	**CREDITOS DIFERIDOS**	**3,848,322**	**25**	**3,885,911**	**19**
32	**OTROS PASIVOS**	**0**	**0**	**0**	**0**
33	**CAPITAL CONTABLE**	**18,554,163**	**100**	**11,047,805**	**100**
34	**PARTICIPACION MINORITARIA**	**2,044,930**	**11**	**1,965,612**	**18**
35	**CAPITAL CONTABLE MAYORITARIO**	**16,509,233**	**89**	**9,082,193**	**82**
36	**CAPITAL CONTRIBUIDO**	**7,787,620**	**42**	**6,173,780**	**56**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	5,969,552	32	5,233,380	47
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	1,230,750	7	940,400	9
39	PRIMA EN VENTA DE ACCIONES	587,318	3	0	0
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**8,721,613**	**47**	**2,908,413**	**26**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	9,344,055	50	10,037,788	91
43	RESERVA PARA RECOMPRA DE ACCIONES	115,609	1	115,609	1
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(6,921,788)	(37)	(6,366,955)	(58)
45	**RESULTADO NETO DEL EJERCICIO**	6,183,737	33	(878,029)	(8)

ESTADO DE SITUACION FINANCIERA
AL 31 DE DICIEMBRE DE 2004 Y 2003
(Miles de Pesos)

CONSOLIDADO

Impresión Final

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**1,413,399**	**100**	**1,009,234**	**100**
46	EFECTIVO	131,810	9	265,614	26
47	INVERSIONES TEMPORALES	1,281,589	91	743,620	74
18	**CARGOS DIFERIDOS**	**1,999,106**	**100**	**2,195,947**	**100**
48	GASTOS AMORTIZABLES (NETO)	1,609,439	81	1,767,158	80
49	CREDITO MERCANTIL	15,629	1	20,550	1
50	IMPUESTOS DIFERIDOS	63,709	3	67,089	3
51	OTROS	310,329	16	341,150	16
21	**PASIVO CIRCULANTE**	**4,536,693**	**100**	**3,786,403**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	1,441,871	32	1,313,543	35
53	PASIVOS EN MONEDA NACIONAL	3,094,822	68	2,472,860	65
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**1,659,606**	**100**	**1,240,821**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	89,995	5	84,424	7
58	OTROS PASIVOS CIRCULANTES SIN COSTO	1,569,611	95	1,156,397	93
27	**PASIVO A LARGO PLAZO**	**7,159,397**	**100**	**12,701,284**	**100**
59	PASIVO EN MONEDA EXTRANJERA	7,159,397	100	12,701,284	100
60	PASIVO EN MONEDA NACIONAL	0	0	0	0
29	**CREDITOS BURSATILES LARGO PLAZO**	**4,169,225**	**100**	**4,333,684**	**100**
61	OBLIGACIONES	3,379,440	81	3,545,772	82
62	PAGARE DE MEDIANO PLAZO	789,785	19	787,912	18
30	**OTROS CREDITOS**	**9,550**	**100**	**499,538**	**100**
63	OTROS CREDITOS CON COSTO	9,550	100	499,538	100
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**3,848,322**	**100**	**3,885,911**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	2,697,710	70	2,508,592	65
67	OTROS	1,150,612	30	1,377,319	35
32	**OTROS PASIVOS**	**0**	**100**	**0**	**100**
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(6,921,788)**	**100**	**(6,366,955)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(6,921,788)	(100)	(6,366,955)	(100)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

OTROS CONCEPTOS
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	5,620,947	3,158,212
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	1,150,612	1,377,318
74	NUMERO DE FUNCIONARIOS (*)	177	185
75	NUMERO DE EMPLEADOS (*)	2,565	2,594
76	NUMERO DE OBREROS (*)	4,666	4,440
77	NUMERO DE ACCIONES EN CIRCULACION (*)	607,502,511	506,340,463
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2004**

HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2004 Y 2003

(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**26,759,929**	**100**	**16,806,262**	**100**
2	COSTO DE VENTAS	17,942,103	67	14,815,368	88
3	**RESULTADO BRUTO**	**8,817,826**	**33**	**1,990,894**	**12**
4	GASTOS DE OPERACION	1,423,205	5	1,259,902	7
5	**RESULTADO DE OPERACION**	**7,394,621**	**28**	**730,992**	**4**
6	COSTO INTEGRAL DE FINANCIAMIENTO	640,642	2	1,628,548	10
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**6,753,979**	**25**	**(897,556)**	**(5)**
8	OTRAS OPERACIONES FINANCIERAS	49,342	0	38,022	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**6,704,637**	**25**	**(935,578)**	**(6)**
10	PROVISION PARA IMPUESTOS Y P.T.U.	1,251,024	5	239,932	1
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**5,453,613**	**20**	**(1,175,510)**	**(7)**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	780,978	3	315,192	2
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**6,234,591**	**23**	**(860,318)**	**(5)**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**6,234,591**	**23**	**(860,318)**	**(5)**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**6,234,591**	**23**	**(860,318)**	**(5)**
19	PARTICIPACION MINORITARIA	50,854		17,711	0
20	**RESULTADO NETO MAYORITARIO**	**6,183,737**	**23**	**(878,029)**	**(5)**

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2004**

HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**26,759,929**	**100**	**16,806,262**	**100**
21	NACIONALES	20,374,694	76	13,013,016	77
22	EXTRANJERAS	6,385,235	24	3,793,246	23
23	CONVERSION EN DOLARES (***)	363,659	1	333,603	2
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**640,642**	**100**	**1,628,548**	**100**
24	INTERESES PAGADOS	1,027,107	160	1,162,685	71
25	PERDIDA EN CAMBIOS	123,910	19	1,148,352	71
26	INTERESES GANADOS	73,834	12	69,809	4
27	GANANCIA EN CAMBIOS	4,337	1	149,432	9
28	RESULTADO POR POSICION MONETARIA	(473,791)	(74)	(494,230)	(30)
42	PERDIDA EN ACTUALIZACION DE UDI'S	41,587	6	30,982	2
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**49,342**	**100**	**38,022**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	49,342	100	38,022	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**1,251,024**	**100**	**239,932**	**100**
32	I.S.R.	894,820	72	221,767	92
33	I.S.R. DIFERIDO	0	0	0	0
34	P.T.U.	356,204	28	18,165	8
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	0	
37	RESULTADO FISCAL DEL EJERCICIO	0	
38	VENTAS NETAS (**)	26,759,929	16,806,262
39	RESULTADO DE OPERACION (**)	7,394,621	730,992
40	RESULTADO NETO MAYORITARIO (**)	6,183,737	(878,029)
41	RESULTADO NETO (**)	6,234,591	(860,318)

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: HYLSAMX TRIMESTRE: **4** AÑO: **2004**

HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DEL 1 DE OCTUBRE AL 31 DE DICIEMBRE DE 2004 Y 2003

(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**7,023,012**	**100**	**4,239,119**	**100**
2	COSTO DE VENTAS	4,739,125	67	3,740,477	88
3	**RESULTADO BRUTO**	**2,283,887**	**33**	**498,642**	**12**
4	GASTOS DE OPERACION	408,242	6	296,548	7
5	**RESULTADO DE OPERACION**	**1,875,645**	**27**	**202,094**	**5**
6	COSTO INTEGRAL DE FINANCIAMIENTO	13,517	0	439,742	10
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**1,862,128**	**27**	**(237,648)**	**(6)**
8	OTRAS OPERACIONES FINANCIERAS	(7,698)	0	51,723	1
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**1,869,826**	**27**	**(289,371)**	**(7)**
10	PROVISION PARA IMPUESTOS Y P.T.U.	(432,217)	(6)	473,887	11
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**2,302,043**	**33**	**(763,258)**	**(18)**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	353,455	5	96,350	2
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**2,655,498**	**38**	**(666,908)**	**(16)**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**2,655,498**	**38**	**(666,908)**	**(16)**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**2,655,498**	**38**	**(666,908)**	**(16)**
19	PARTICIPACION MINORITARIA	(2,012)		8,871	0
20	**RESULTADO NETO MAYORITARIO**	**2,657,510**	**38**	**(675,779)**	**(16)**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: HYLSAMX

HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2004**

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**7,023,012**	**100**	**4,239,119**	**100**
21	NACIONALES	5,279,780	75	3,386,759	80
22	EXTRANJERAS	1,743,232	25	852,360	20
23	CONVERSION EN DOLARES (***)	35,451	1	78,672	2
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**13,517**	**100**	**439,742**	**100**
24	INTERESES PAGADOS	229,586	1,698	301,318	69
25	PERDIDA EN CAMBIOS	(116,578)	(862)	386,288	88
26	INTERESES GANADOS	23,514	174	13,780	3
27	GANANCIA EN CAMBIOS	(28,456)	(211)	52,848	12
28	RESULTADO POR POSICION MONETARIA	(121,769)	(901)	(194,514)	(44)
42	PERDIDA EN ACTUALIZACION DE UDI'S	17,336	128	13,278	3
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**(7,698)**	**100**	**51,723**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	(7,698)	(100)	51,723	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**(432,217)**	**100**	**473,887**	**100**
32	I.S.R.	(616,080)	(143)	473,314	100
33	I.S.R. DIFERIDO	0	0	0	0
34	P.T.U.	183,863	43	573	0
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2004**

HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2004 Y 2003

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**6,234,591**	**(860,318)**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	1,468,243	1,226,339
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**7,702,834**	**366,021**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(2,443,545)	50,392
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**5,259,289**	**416,413**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(5,926,482)	690,405
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	1,574,546	(31,663)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(4,351,936)**	**658,742**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(500,981)**	**(702,899)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	406,372	372,256
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	1,007,027	636,978
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	1,413,399	1,009,234

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2004**

HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**1,468,243**	**1,226,339**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	1,426,690	1,436,723
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	(196,434)	121,463
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	237,987	(331,847)
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(2,443,545)**	**50,392**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(1,171,624)	(194,417)
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(1,817,232)	11,143
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(655,227)	28,753
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	410,790	278,717
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	789,748	(73,804)
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(5,926,482)**	**690,405**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	11,776	37,349
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	3,295,000	516,734
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	6,401	35,750
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(8,570,289)	(264,119)
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	(164,460)	162,291
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(504,910)	202,400
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**1,574,546**	**(31,663)**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	1,574,546	(31,663)
31	(-) DIVIDENDOS PAGADOS	0	0
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(500,981)**	**(702,899)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	(5)	3,627
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(539,177)	(610,594)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	38,201	(95,932)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2004**

HYLSAMEX, S.A. DE C.V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	23.30	%	(5.12)	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	37.46	%	(9.67)	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	18.28	%	(2.74)	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR		%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	7.60	%	(57.45)	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.78	veces	0.53	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	1.29	veces	0.78	veces
8	ROTACION DE INVENTARIOS (**)	4.22	veces	5.68	veces
9	DIAS DE VENTAS POR COBRAR	43	días	46	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	13.55	%	8.58	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	45.59	%	64.84	%
12	PASIVO TOTAL A CAPITAL CONTABLE	0.84	veces	1.84	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	55.33	%	68.79	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	34.55	%	58.88	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	7.20	veces	0.63	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	1.72	veces	0.82	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	2.24	veces	1.83	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	1.30	veces	1.15	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.65	veces	0.34	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	31.15	%	26.65	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	28.78	%	2.18	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(9.13)	%	0.30	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	5.12	veces	0.36	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	136.18	%	104.81	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(36.18)	%	(4.81)	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	107.62	%	86.87	%

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2004**

HYLSAMEX, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe		TRIMESTRE AÑO ANTERIOR Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ 10.18		$ (1.73)	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00		$ .00	
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00		$ .00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ 10.18		$ (1.73)	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00		$ .00	
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00		$ .00	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00		$ .00	
8	VALOR EN LIBROS POR ACCION	$ 27.18		$ 17.94	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .00		$ .00	
10	DIVIDENDO EN ACCIONES POR ACCION	.00	acciones	.00	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	1.25	veces	.40	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	3.34	veces	(4.09)	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00	veces	.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN EL CAPITAL CONTABLE DE SUBS	$ (6,483,071)
RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(568,354)
IMPUESTO DIFERIDO EN CAPITAL	129,637
TOTAL	$ (6,921,788)

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

COMENTARIOS Y ANALISIS DE LA ADMINISTRACION
SOBRE LOS RESULTADOS DE OPERACION Y SITUACION FINANCIERA DE LA COMPAÑIA

ANEXO 1

CONSOLIDADO
Impresión Final

Resultados al Cuarto Trimestre 2004

La información contenida en este reporte está basada en información financiera no auditada, y se presenta en pesos constantes (Ps.) con poder adquisitivo del 31 de diciembre del año 2004 y en toneladas métricas. Cifras del estado de resultados y el flujo de efectivo se convirtieron a dólares (US$) utilizando el tipo de cambio promedio de cada mes, mientras que cuentas del balance se convirtieron con el tipo de cambio de fin de período.

HECHOS SOBRESALIENTES

* Hylsamex registró un sólido volumen de ventas: los embarques alcanzaron 764,800 toneladas en 4T04, 4% por encima del mismo trimestre de 2003 y 8% por debajo del trimestre anterior.

* El ingreso por tonelada rebasó la marca de US$800/tonelada en 4T04, alcanzando US$804/tonelada, que representa aumentos de 65% y 4% en relación al mismo período de 2003 y el trimestre previo, respectivamente. Los ingresos alcanzaron US$615 millones en 4T04.

* El costo por tonelada alcanzó US$543/tonelada en 4T04, 26% mayor que el US$429/tonelada obtenido en el mismo trimestre de 2003 y 9% más que el US$496/tonelada registrado en el trimestre anterior. Contra 3T04, todos los aumentos en el costo variable de insumos y ajustes a la alza en el costo fijo fueron compensados con una mejora en precio. Los márgenes solamente fueron afectados por la apreciación del Peso y un menor prorrateo de costos fijos.

* En 2004, Hylsamex generó EBITDA de US$759 millones, más de cuatro veces el EBITDA de US$187 millones de 2003. Durante 4T04, la Compañía generó EBITDA de US$195 millones, más de cuatro veces los US$48 millones registrados en el mismo período de 2003 y por debajo de los US$232 millones del trimestre anterior. El margen de EBITDA alcanzó 32% en 4T04.

* El EBITDA por tonelada alcanzó US$255/tonelada en 4T04, casi cuatro veces el US$65/tonelada logrado en el mismo trimestre de 2003 y US$26/tonelada menor al generado en el trimestre anterior. La mayoría de la disminución contra 3T04 se atribuye a la alza en el costo fijo por tonelada debido a menor prorrateo por la baja en volumen y al aumento transitorio en los gastos operativos.

* La excelente generación de flujo de efectivo llevó a una reducción en el apalancamiento: la deuda neta de caja alcanzó una disminución de US$41 millones durante el trimestre para finalizar el año en US$546 millones. Las reservas de efectivo alcanzaron US$125 millones, un aumento de US$40 millones desde el final de 2003. La Deuda Neta a EBITDA U12M fue de 0.7x en 4T04; la Cobertura de Intereses U12M mejoró a 9.3x.

* La utilidad neta para 4T04 sumó US$234 millones (Ps.2,655 millones), en contraste a la pérdida neta de US$56 millones (Ps.667 millones) reportada en el mismo período de 2003, y casi dos veces la utilidad neta de US$119 millones (Ps.1,393 millones) del trimestre anterior. La utilidad neta de 2004 sumó US$540 millones (Ps.6,235 millones), que se compara favorablemente a la pérdida neta de US$72 millones (Ps.860 millones) registrada en 2003.

RESUMEN

Hylsamex terminó 2004 con el mayor nivel de EBITDA en la historia de la Compañía, generando EBITDA de US$759 millones en el año, más de cuatro veces

el EBITDA de US$187 millones obtenido en 2003. Durante el cuarto trimestre de 2004, la Compañía continuó produciendo excelentes resultados en términos de flujo de efectivo de operación. Hylsamex reportó EBITDA de US$195 millones para 4T04, más de cuatro veces el EBITDA de US$48 millones generado en el mismo trimestre de 2003. En una base por tonelada, el EBITDA de 4T04 alcanzó US$255/tonelada, casi cuatro veces el US$65/tonelada obtenido en el mismo trimestre de 2003.

Durante 4T04, Hylsamex logró aumentos adicionales en su ingreso por tonelada, que mejoró a US$804/tonelada, US$31/tonelada más que en el trimestre anterior. Este aumento en ingreso por tonelada contra el trimestre anterior fue mayor que el alza en el costo variable por tonelada, que resultó de un mayor costo de chatarra y precios más altos del acero comprado a terceros. El resultado neto fue un aumento ligero en la contribución marginal por tonelada en la comparación con el trimestre anterior. Pero, la disminución en el volumen de ventas trimestral -causada por menores exportaciones de productos planos y una baja en el volumen doméstico de productos semi-terminados-, un aumento ligero en costos fijos debido a la apreciación del Peso, y la reanudación del pago por servicios corporativos a Alfa, resultaron en una baja en el EBITDA de 4T04 en relación al alcanzado en 3T04.

El EBITDA de US$759 millones durante 2004 mejoró sustancialmente la estructura financiera de la Compañía. Con una combinación de prepagos de deuda bancaria y recursos netos de US$137 millones de la emisión de capital realizada el 15 de julio de 2004, Hylsamex logró una marcada reducción en su deuda neta de caja a un saldo de fin de año de US$546 millones, US$468 millones o 46% menor que el saldo a fines de 2003. Adicionalmente las subsidiarias principales de Hylsamex -Hylsa y Galvak- refinanciaron US$335 millones de deuda bancaria bajo términos más favorables. En 4T04, la fuerte generación de flujo de efectivo permitió mejoras adicionales a la estructura de capital. La administración llevó a cabo las siguientes acciones durante el trimestre:

* Hylsamex hizo un pago de US$44 millones a su empresa controladora Alfa, por servicios que Hylsamex debía a Alfa y que había acumulado desde la reestructura de la deuda. Este pago disminuyó el saldo de cuentas por pagar de largo plazo.
* La Compañía realizó una contribución de US$28 millones a su fondo de pensiones, que representa un 20% de su pasivo por pensiones.

En 2004, Hylsamex erogó US$46 millones en inversiones en activo fijo. De esta cifra, Hylsa, la subsidiaria productora de acero, invirtió US$35 millones. Las inversiones de Hylsa fueron dirigidas a reemplazo de equipo, preparación de minas y proyectos de conservación de energía y sustitución de energéticos.

La administración de Hylsamex contempla inversiones en activo fijo de hasta US$100 millones en 2005. Aproximadamente 30% serían dirigidas a inversiones normales, que consisten de reemplazo de equipo, preparación de minas y proyectos de conservación de energía y sustitución de energéticos. El resto sería orientado a inversiones estratégicas para aumentar la capacidad de procesamiento y la red de distribución de la Compañía. Las inversiones estratégicas están sujetas a la aprobación del Consejo.

A lo largo de 2004, las fortalezas competitivas de Hylsamex le permitieron capitalizar el entorno favorable de la industria global del acero. Mientras que el ingreso por tonelada de Hylsamex aumentó en 2004 debido a la estrechez en la demanda y oferta internacional del acero, la Compañía ha mantenido su costo por tonelada relativamente estable como resultado de su integración

vertical con acceso a fuentes de mineral de hierro de bajo costo, capacidad para producir fierro esponja, y flexibilidad en su carga metálica. El margen de EBITDA de la Compañía, por tanto, se ha expandido más que el de otras siderúrgicas que están menos integradas verticalmente o que dependen exclusivamente en chatarra de acero para sus requerimientos de metálicos. Adicionalmente, el estatus de Hylsamex como "proveedor preferido" en el mercado Mexicano, su extensa red de distribución y proximidad al mercado de E.U., permitieron que registrara un sólido volumen de ventas durante 2004.

La industria del acero en el mundo vivió un año extraordinario en 2004. El mayor crecimiento económico mundial provocó una robusta demanda de acero. Asimismo, la escasez de acero y el consiguiente aumento en los precios internacionales se han visto acentuados por la respuesta limitada de los productores de acero, debido a los siguientes factores: la consolidación en la industria, los cierres definitivos de capacidad productiva, la escasez de materia prima que principalmente afecta a los productores que utilizan alto horno, y la insuficiente inversión en años recientes causada por los recientes años de baja rentabilidad. En México, un ambiente económico más positivo ha impactado favorablemente la demanda para los productos de Hylsamex. Como resultado de las condiciones económicas favorables, Hylsamex permanece prudentemente optimista para los siguientes trimestres. Elementos como el crecimiento económico de China y E.U. y su efecto en los precios internacionales del acero, junto con la volatilidad en el costo de energéticos, permanecen como las variables importantes para evaluar el desempeño futuro de la Compañía.

FLUJO DE EFECTIVO LIBRE

Hylsamex generó flujo de efectivo libre de US$128 millones en 4T04, más de tres veces los US$38 millones registrados en el mismo trimestre de 2003, e idénticos a los US$128 millones obtenidos en el trimestre anterior.

Hylsamex S.A. de C.V. & Subs.
US$ Millones

	4T04	4T03	3T04
EBITDA	195	48	232
(+) Alfa Pago Corporativo (1)	8	4	0
(-) Impuestos Pagados	(7)	(8)	(8)
(-) Gasto Financiero Neto	(18)	(25)	(20)
(-) Capital de Trabajo Neto	(34)	36	(63)
(-) Inversiones Activo Fijo (2)	(15)	(17)	(13)
(=) Flujo de Efectivo Libre	128	38	128

(1) Para proveer comparabilidad, el pago corporativo se adiciona.
(2) Las inversiones en activo fijo para 3T04 incluyen US$8 millones en operaciones de "sale-leaseback" ejecutadas por Galvak.

VOLUMEN DE VENTAS

Hylsamex registró un sólido volumen de ventas en 4T04. Los embarques totales de 4T04 alcanzaron 764,800 toneladas, 4% o 28,000 toneladas superiores a las 736,800 toneladas del mismo trimestre de 2003 y 8% o 62,900 toneladas menores que las 827,700 toneladas del trimestre previo. La disminución contra el trimestre previo se debe principalmente a menores exportaciones de productos planos (también incluye productos recubiertos y tubulares) y una baja en las ventas domésticas de billet, un producto semi-terminado.

El volumen de ventas doméstico permaneció fuerte en 4T04, aún y cuando se observó una pequeña reducción en relación al trimestre anterior, que resultó primordialmente de una reducción en las ventas de productos largos semi-terminados (v.g. billet). El volumen de ventas doméstico alcanzó 584,800 toneladas, 2% o 10,900 toneladas menor que las 595,700 toneladas del mismo trimestre de 2003 y 4% o 23,300 toneladas menor que las 608,100 toneladas del trimestre anterior.

En 4T04, Hylsamex registró un sólido volumen de exportación de nuevo, en especial si se compara contra las exportaciones trimestrales en el período 2003-04. Las exportaciones en 4T04 alcanzaron 180,000 toneladas, 28% o 38,900 toneladas superiores a las 141,100 toneladas del mismo trimestre de 2003 y 18% o 39,600 toneladas menores que las 219,600 toneladas exportadas en el trimestre anterior. Las variaciones se explican principalmente por cambios en el volumen de exportación de productos planos, que aumentó 40% o 44,600 toneladas en relación al mismo trimestre de 2003 reflejando una demanda de acero robusta a nivel mundial durante 2004, y disminuyeron 19% o 37,200 toneladas contra el trimestre anterior debido a un aumento temporal en las importaciones en la región de NAFTA. Los precios de exportación en 4T04 calculados en dólares nominales aumentaron 64% y 4% contra el mismo trimestre de 2003 y el trimestre anterior, respectivamente. La última cifra se debió a una mejor mezcla de ventas, mientras que la primera resultó de la tendencia positiva en los precios internacionales del acero en el año. Con el impulso de fuertes volúmenes y precios, Hylsamex generó ingresos de exportación de US$153 millones en 4T04, más de dos veces el ingreso de exportación obtenido en el mismo trimestre de 2003 y 12% menor al registrado el trimestre previo.

Durante 2004, Hylsamex vendió 3,167,000 toneladas, volumen 10% superior a los embarques de 2,889,300 toneladas registrados en 2003. En este período, tanto las ventas domésticas como las de exportación registraron un crecimiento sólido: las ventas domésticas crecieron 8%, a un nivel de 2,435,900 toneladas, mientras que las ventas de exportación aumentaron 15% a un total de 731,100 toneladas. Un mayor crecimiento económico doméstico y menores importaciones hacia México, en conjunto con un mercado internacional del acero más fuerte, llevó a un mayor volumen de ventas en 2004.

INGRESO

Hylsamex mantuvo una fuerte generación de ingresos en 4T04. Hylsamex generó ingresos por US$615 millones (Ps.7,023 millones) en 4T04, 71% mayores que los US$359 millones (Ps.4,239 millones) alcanzados en el mismo trimestre de 2003 y 4% menores que los US$640 millones (Ps.7,485 millones) obtenidos en el trimestre anterior. Se observó una ligera disminución contra el trimestre anterior debido a un menor volumen de ventas.

El principal elemento detrás del crecimiento sustancial en los ingresos durante 2004 ha sido la habilidad de Hylsamex para ágilmente ajustar el precio de los productos de acuerdo a los precios que prevalecen en los mercados internacionales, en particular a los precios del acero en E.U. Los precios también reflejan el mayor costo de ciertos insumos como la chatarra. Además, Hylsamex también ha logrado beneficiarse de la tendencia en los precios internacionales porque la mayoría de sus ventas (alrededor del 85%) son ventas spot. Los precios fuertes continuaron en 4T04, manifestados por la consolidación de iniciativas de precio anunciadas en el trimestre anterior y algunos aumentos de precio implementados en 4T04.

La consolidación de las iniciativas de precio anunciadas a finales de 3T04

permitieron que el ingreso por tonelada de 4T04 de Hylsamex aumentara a US$804/tonelada, que consiste de un precio promedio de acero de US$757/tonelada y de un US$47/tonelada de contribución de otros ingresos relacionados con el acero. El ingreso por tonelada de Hylsamex de US$804/tonelada para 4T04 representa un notable aumento de 65% o US$317/tonelada en relación al US$487/tonelada logrado en el mismo trimestre de 2003 y refleja un aumento de 4% o US$31/tonelada comparado con el US$773/tonelada obtenido en el trimestre previo.

En 2004, Hylsamex generó US$2,305 millones (Ps.26,760 millones) en ingresos, un aumento de 59% comparado a los ingresos de US$1,449 millones (Ps.16,806 millones) reportados para 2003. El ingreso por tonelada alcanzó US$728/tonelada, un incremento de 45% en relación al ingreso por tonelada de US$502/tonelada obtenido en 2003.

COSTO DE VENTAS

Durante 2004, Hylsamex operó a altos niveles de utilización para hacer frente a una fuerte demanda en México y en el extranjero, y 4T04 no fue la excepción. Adicionalmente, el ambiente de altos costos de insumos para la industria del acero permaneció prácticamente sin cambios desde principios de 2004. Consecuentemente, Hylsamex ha sostenido la producción de fierro esponja a capacidad máxima -suministrando 100% de los requerimientos de mineral de hierro desde sus propias minas- y sigue beneficiándose de la renovada competitividad del fierro esponja en comparación a otros metálicos. En contraste con productores de acero que están menos integrados en sus procesos productivos, la integración vertical de Hylsamex y la flexibilidad de su carga metálica le han permitido registrar solamente aumentos moderados en el costo de ventas total y en el costo por tonelada, a pesar de los altos precios del gas natural durante la mayor parte de 2004.

Como una señal de una demanda que permanece robusta, el Molino #1 de la División de Aceros Planos (la planta principal de productos planos utilizada antes de la modernización de mediados de los 1990s) operó a un ritmo para producir de 30 mil toneladas mensuales durante 4T04. La producción en el Molino #1 es totalmente en una base de costo variable (v.g. no se incide en costos fijos) y se arranca y se detiene fácilmente cuando se requiere.

Hylsamex incurrió en costos de chatarra ligeramente mayores en 4T04, comparado al trimestre anterior. El mercado de chatarra permaneció estrecho durante 4T04; en E.U., consistentemente se registraron precios de chatarra por encima de US$200/tonelada. En lo que va de 1T05, al 7 de enero de 2005, el precio de la chatarra se observa en US$209/tonelada. Como resultado de mayores precios de la chatarra y a pesar del alto costo del gas natural, la competitividad de Hylsamex basada en el fierro esponja persistió y la producción de fierro esponja continuó. En 4T04, Hylsamex utilizó 30% más fierro esponja que en el mismo trimestre de 2003.

El costo de ventas para 4T04 alcanzó US$415 millones (Ps.4,739 millones), 31% superior a los US$316 millones (Ps.3,740 millones) registrados en el mismo período de 2003 y 1% por encima de los US$411 millones (Ps.4,806 millones) del trimestre anterior. El aumento en el costo de ventas versus el trimestre anterior ocurrió a pesar de un menor volumen de ventas, y resultó principalmente por incrementos en el costo de la chatarra, energéticos y acero comprado a terceros para las operaciones de recubiertos. El incremento contra el mismo trimestre de 2003 resultó de estos mismos factores.

El costo por tonelada para 4T04 llegó a US$543/tonelada, US$113/tonelada o 26% mayor que el US$429/tonelada alcanzado en el mismo trimestre de 2003 y US$46/tonelada o 9% superior al US$496/tonelada registrado en el trimestre anterior. Con respecto al incremento de US$113/tonelada en el costo por tonelada versus el mismo trimestre de 2003, se explica por aumentos de US$95/tonelada y US$18/tonelada en el costo variable y fijo por tonelada, respectivamente. El aumento en el costo variable fue causado por mayores costos de energéticos y de la chatarra, así como incrementos en el costo de acero comprado a terceros para las operaciones de recubiertos. El aumento en el costo fijo por tonelada fue producido por gastos de mantenimiento ligeramente mayores. El aumento de US$46/tonelada en el costo por tonelada contra el trimestre anterior fue causado incrementos de US$28/tonelada y US$18/tonelada en el costo variable y fijo por tonelada, respectivamente. El aumento en el precio de la chatarra e incrementos en el costo de acero comprado a terceros para las operaciones de recubiertos explican el aumento en el costo variable. El incremento en el costo fijo por tonelada se debe primordialmente a la apreciación del Peso en 4T04, que aumentó la cifra en dólares de ciertos costos ligados al Peso. La disminución en embarques y pequeños aumentos absolutos en el costo fijo también causaron un impacto en el costo fijo por tonelada. En seguida se presenta una explicación del comportamiento durante el trimestre de los elementos importantes del costo de ventas:

Energéticos: El costo efectivo de gas natural para Hylsamex durante 4T04 alcanzó US$5.64/MMBtu (que corresponde a un precio de referencia de US$6.73/MMBtu en el sur de Texas), cifra que es 13% mayor que el US$5.01/MMBtu registrado en el mismo trimestre de 2003 y 3% superior al US$5.47/MMBtu observado en el trimestre anterior. Durante octubre, la Compañía recibió un descuento de US$0.375/MMBtu en su costo de gas natural, por 200 contratos, como resultado de la monetización del techo de US$5.00/MMBtu llevada a cabo en 4T03. La Compañía continuamente está monitoreando y estudiando el mercado de gas natural para administrar su exposición a este insumo. El programa actual de coberturas financieras ha resultado positivo para la Compañía. A la fecha de este reporte, las coberturas de gas natural comprenden las siguientes posiciones:

2005

* El precio de sur de Texas para enero de 2005 fue fijado en US$5.70/MMBtu.
* Febrero a diciembre de 2005: 32% de las necesidades cubiertas con un swap a US$4.28/MMBtu, con un techo en US$6.70/MMBtu.
* Febrero a agosto de 2005: un 32% adicional de los requerimientos cubiertos con un swap a US$5.86/MMBtu. Cuando el precio de mercado fluctúe entre US$4.50/MMBtu y US$5.73/MMBtu, la Compañía pagará el precio de mercado prevaleciente más US$0.13/MMBtu. El swap tiene un techo en US$7.70/MMBtu.
* Septiembre a diciembre de 2005: un 32% adicional de los requerimientos cubiertos con un swap a US$5.73/MMBtu. Cuando el precio de mercado fluctúe entre US$4.90/MMBtu y US$5.73/MMBtu, la Compañía pagará el precio de mercado prevaleciente. El swap tiene un techo en US$7.70/MMBtu.

La gráfica adyacente describe el costo de gas natural de Hylsamex de febrero a diciembre de 2005, incluyendo el efecto combinado de las coberturas financieras mencionadas arriba. La gráfica también muestra el precio promedio y alto-bajo de futuros de febrero a diciembre de 2005, al cierre de los precios de futuros del 25 de enero de 2005.

2007

Calendario 2007: La Compañía vendió un swaption a US$4.20/MMBtu por 32% de los

requerimientos del año.

Nota: Mientras que algunas de las coberturas financieras de la Compañía están referenciadas al precio del gas natural de NYMEX, todas las coberturas financieras de la Compañía descritas arriba se muestran a su precio equivalente del Sur de Texas, que en 2004 fue US$0.30/MMBtu menor que el precio de NYMEX, en promedio.

El costo de la electricidad para 4T04 fue de US¢4.56/Kwh, 16% más alto que el US¢3.92/Kwh registrado en el mismo trimestre de 2003 y 1% mayor que el US¢4.51/Kwh observado en el trimestre anterior. La variación contra ambos períodos fue causada por las alzas en los precios internacionales de los hidrocarburos.

Carga Metálica: El costo ponderado de la carga metálica en 4T04 aumentó US$70/tonelada con respecto al mismo trimestre de 2003 y fue US$17/tonelada superior al obtenido en el trimestre anterior. En ambas variaciones, el incremento en el costo de la carga metálica fue principalmente causado por el mayor costo de la chatarra, mientras que el costo del fierro esponja permaneció relativamente estable.

El costo del fierro esponja aumentó US$16/tonelada en 4T04 contra el mismo trimestre de 2003, y subió ligeramente US$10/tonelada versus el trimestre anterior. La baja volatilidad se debe a la estabilidad relativa en el costo del gas natural para Hylsamex, que ha permanecido alrededor de US$5.00/MMBtu desde 2003, en parte como resultado de la estrategia de cobertura de la Compañía. Desde fines de 2003, el fierro esponja ha recuperado su competitividad comparado con la chatarra, debido a la tendencia alcista en el precio de ésta última. Por consiguiente, la posición competitiva de Hylsamex ha sido realzada en comparación a productores de acero que están menos integrados en sus procesos productivos.

El costo de la mezcla de chatarra de Hylsamex ha permanecido relativamente alto en relación a años anteriores, como señal de lo apretado que se encuentra el mercado de chatarra de acero. En 4T04, el costo para Hylsamex de su mezcla de chatarra doméstica aumentó US$116/tonelada contra el mismo trimestre de 2003, y registró un alza de US$13/tonelada comparado con el trimestre anterior. Las variaciones obedecen a la tendencia alcista en el precio de la chatarra en E.U.

Durante 4T04, el costo para Hylsamex de su mezcla de chatarra importada aumentó US$96/tonelada versus el mismo trimestre de 2003. En la comparación contra el trimestre anterior, el costo de la chatarra importada creció en US$17/tonelada. El aumento sostenido en los precios de la chatarra es un reflejo de la fuerte demanda mundial de acero.

El costo de ventas para 2004 ascendió a US$1,546 millones (Ps.17,942 millones), lo que significa un aumento de 21% del nivel de costos de US$1,278 millones (Ps.14,815 millones) registrado en 2003. El aumento de 21% en el costo de ventas refleja el 10% de incremento en embarques y un mayor costo variable en 2004. El costo por tonelada permaneció relativamente estable, al aumentar US$46/tonelada o 10%, de US$442/tonelada en 2003 a US$488/tonelada en 2004. En esta comparación, el costo variable subió US$50/tonelada como resultado de mayores costos de la chatarra, incrementos en el costo de acero comprado a terceros para las operaciones de recubiertos, y alzas en el costo de energéticos. Sin embargo, el aumento en el costo variable fue ligeramente compensado por una reducción en el costo fijo por tonelada, causada por los

mayores embarques en 2004.

GASTOS DE OPERACION

Los gastos de operación para 4T04 alcanzaron US$36 millones (Ps.408 millones), 42% mayores que los US$25 millones (Ps.297 millones) registrados en el mismo trimestre de 2003 y 29% superiores a los US$28 millones (Ps.324 millones) reportados en el trimestre anterior. Hylsamex reanudó el pago por servicios corporativos a su empresa controladora Alfa en 4T04, lo que llevó a registrar un aumento transitorio en los gastos de operación. El pago de Hylsamex para 2004 totalizó US$8 millones, realizado en 4T04, comparado con US$16 millones reconocidos a lo largo de 2003. Este pago trimestral está basado en el nivel de ingresos y dejará de hacerse cuando la escisión de Alfa esté terminada. La razón de gastos de operación a ventas alcanzó a 5.8% en 4T04, menor que el 7.0% observado en el mismo trimestre de 2003 y ligeramente mayor que el 4.3% del trimestre anterior. En una base por tonelada, los gastos de operación alcanzaron US$47/tonelada, registrando aumentos de US$13/tonelada en las comparaciones contra el mismo trimestre de 2003 y el trimestre previo.

Los gastos de operación en 2004 totalizaron US$123 millones (Ps.1,423 millones), 13% superiores a los US$109 millones (Ps.1,260 millones) registrados en 2003. La razón de gastos de operación a ventas disminuyó a 5.3% en 2004 del 7.5% registrado en 2003, como resultado de mayores ingresos y la naturaleza fija de la mayoría de los gastos de operación.

UTILIDAD DE OPERACION Y EBITDA

Hylsamex generó muy buena rentabilidad de operación en 2004. Durante 4T04, la utilidad de operación totalizó US$164 millones (Ps.1,876 millones), US$147 millones mayor que los US$17 millones (Ps.202 millones) obtenidos en el mismo trimestre de 2003 y US$37 millones menor que los US$201 millones (Ps.2,355 millones) logrados en el trimestre anterior. El margen operativo de Hylsamex para 4T04 alcanzó 27%, por encima del 5% obtenido en el mismo trimestre de 2003 y ligeramente menor que el 31% registrado en el trimestre anterior.

Como ha sido el caso a lo largo de 2004, Hylsamex continuó reportando un excelente nivel de EBITDA en 4T04. El EBITDA en 4T04 de US$195 millones (Ps.2,226 millones) fue más de cuatro veces los US$48 millones (Ps.562 millones) conseguidos en el mismo trimestre de 2003 y fue US$37 millones menor a los US$232 millones (Ps.2,714 millones) generados en el trimestre anterior. El margen de EBITDA de Hylsamex alcanzó 32% durante 4T04, mayor al margen de EBITDA de 13% obtenido en el mismo trimestre de 2003 y ligeramente menor al 36% registrado en el trimestre previo. En una base por tonelada, el EBITDA alcanzó US$255/tonelada en 4T04, casi cuatro veces el US$65/tonelada obtenido en el mismo trimestre de 2003 y US$26/tonelada menor al logrado en el trimestre previo.

La rentabilidad operativa de nuevo alcanzó niveles muy buenos en 4T04, explicados por el ambiente prevaleciente de los precios del acero y la integración vertical de Hylsamex que ayudó a registrar costos relativamente estables. Comparado al trimestre anterior, se observó una ligera disminución en rentabilidad tanto en márgenes cómo en términos absolutos. Esta reducción se explica casi totalmente por la disminución en el volumen de ventas de 8%, una pequeña alza en los costos fijos, y un aumento transitorio en los gastos de operación causado por la reanudación del pago a Alfa por servicios corporativos. En la comparación contra el mismo trimestre de 2003, Hylsamex se benefició tanto de los mayores precios como de su posición privilegiada como

un minimill eficiente y verticalmente integrado, que le permitió ampliar sus márgenes de utilidad más que otros productores de acero porque los costos unitarios de la Compañía aumentaron en un menor grado.

La utilidad de operación de 2004 totalizó US$636 millones (Ps.7,395 millones), más de diez veces la utilidad de operación obtenida en el mismo período de 2003, que fue de US$63 millones (Ps.731 millones). El EBITDA también creció notablemente, ya que Hylsamex generó US$759 millones (Ps.8,821 millones) en 2004, más de cuatro veces el EBITDA de US$187 millones (Ps.2,168 millones) registrado en 2003.

RESULTADO INTEGRAL DE FINANCIAMIENTO (RIF)

Hylsamex registró en 4T04 un costo financiero neto de US$1 millón (Ps.14 millones), que se compara con los costos financieros netos de US$37 millones (Ps.440 millones) y US$10 millones (Ps.115 millones), reportados en el mismo trimestre de 2003 y el trimestre previo, respectivamente. Las variaciones en el RIF observadas en los períodos de comparación tienen qué ver principalmente con las fluctuaciones significativas en la paridad Peso-dólar y su efecto sobre la deuda que casi en su totalidad está contratada en la divisa estadounidense. Como en el trimestre anterior, la Compañía experimentó una significativa reducción en sus gastos financieros netos en relación a ambos períodos de comparación, como resultado del proceso de desapalancamiento y refinanciamiento llevado a cabo en 2004. El gasto financiero neto para 4T04 disminuyó 27% o US$7 millones comparado al mismo trimestre de 2003 y bajó 9% o US$2 millones versus el trimestre anterior.

Durante 2004, la Compañía registró un costo financiero neto de US$55 millones (Ps.641 millones), 61% menor que el costo financiero neto de US$141 millones (Ps.1,629 millones) reportado para 2003. La reducción principalmente obedece a US$74 millones de menores pérdidas cambiarias en 2004 y a una disminución de US$13 millones en el gasto financiero neto.

RESULTADO NETO CONSOLIDADO

En 4T04, la Compañía registró una utilidad neta consolidada de US$234 millones (Ps.2,655 millones), en contraste a la pérdida neta de US$56 millones (Ps.667 millones) reportada en el mismo trimestre de 2003 y casi dos veces la utilidad neta de US$119 millones (Ps.1,393 millones) del trimestre previo. Durante 4T04, Hylsamex registró una ganancia por impuestos de US$39 millones, que resultó principalmente de la cancelación de reservas contra activos de impuestos. Estas reservas fueron creadas en el pasado, cuando la Compañía estimaba que no podría aprovechar los escudos fiscales que había acumulado; dada la mejora en rentabilidad observada en 2004, la Compañía canceló dichas reservas. Contra el mismo trimestre de 2003, el resultado neto mejoró principalmente por el repunte marcado en rentabilidad operativa.

Para 2004, Hylsamex reportó una utilidad neta consolidada de US$540 millones (Ps.6,235 millones), que se compara favorablemente con la pérdida neta de US$72 millones (Ps.860 millones) reportada para 2003. La variación significativa se debe principalmente al repunte positivo en la rentabilidad operativa de la Compañía de 2003 a 2004 y por un menor costo financiero neto.

Integración de la Utilidad (Pérdidad) Neta
Millones de Pesos Constantes al 31 de diciembre de 2004

	4T04	2004

Utilidad de Operación	1,875.6	7,394.6
Costo Integral de Financiamiento	(13.5)	(640.6)
Otros ingresos (gastos) y partidas especiales	7.8	(49.3)
Impuestos, Causados y Diferidos	432.2	(1,251.0)
Participación en resultados de asociadas	353.4	780.9
Utilidad Neta Consolidada en 4T04	2,655.5	
Utilidad Neta Consolidada en 2004		6,234.6

DEUDA NETA Y OTROS RUBROS

VARIACIÓN DE LA DEUDA NETA EN 4T04

Deuda Neta de Caja: La deuda neta de Hylsamex al 31 de diciembre de 2004 alcanzó US$546 millones, US$41 millones o 7% menor que el saldo de US$587 millones que se tenía el 30 de septiembre de 2004. La reducción de deuda neta se obtuvo principalmente mediante un prepago de US$30 millones de deuda bancaria y un aumento de US$12 millones en las reservas de efectivo.

Impuestos Pagados: Los impuestos pagados durante 4T04 ascendieron a US$7 millones, ligeramente menores que los US$8 millones pagados en el mismo trimestre de 2003 y el trimestre previo. A pesar del incremento significativo en la rentabilidad operativa, la Compañía está pagando impuestos que solamente reflejan el impuesto al activo causado. La administración estima que la Compañía enfrentará una carga fiscal baja en 2005 debido al escudo fiscal proveniente de los saldos pendientes de pérdidas fiscales por amortizar y créditos de impuesto al activo. Al 31 de diciembre de 2004, la Compañía mantiene US$104 millones y US$129 millones en pérdidas fiscales pendientes de amortizar y créditos de impuesto al activo, respectivamente. Las pérdidas fiscales pendientes de amortizar pueden utilizarse para reducir utilidades fiscales futuras y en consecuencia, disminuir el impuesto sobre la renta causado. Adicionalmente, si el impuesto sobre la renta causado es mayor que el impuesto al activo, los créditos de impuesto al activo se pueden utilizar para reducir los pagos de impuesto sobre la renta al nivel del impuesto al activo. Durante 2004, la Compañía registró una reserva de US$31 millones relacionada a la participación de los trabajadores en las utilidades generada durante el año fiscal, pagadera en el segundo trimestre de 2005.

Capital de Trabajo Neto (CTN): Durante 4T04, el CTN representó un uso de efectivo de US$34 millones, que se compara con la fuente de efectivo de US$36 millones del mismo trimestre de 2003 y con un uso de efectivo de US$63 millones del trimestre anterior. En 4T04, la Compañía dirigió fondos principalmente a cuentas por pagar y en menor grado a inventarios.

Inversiones en Activo Fijo: Las inversiones en activo fijo sumaron US$15 millones en 4T04, que representa una ligera disminución de US$2 millones en relación a las inversiones realizadas en el mismo trimestre de 2003 y un aumento de US$10 millones comparado a las inversiones del trimestre anterior.

Otros rubros: La fuerte generación de flujo de efectivo libre de Hylsamex durante 4T04 permitió mejoras adicionales a su estructura de capital. Hylsamex realizó una contribución de US$28 millones a su fondo de pensiones. Además, el pago a Alfa disminuyó las cuentas por pagar de largo plazo.

Variación de la Deuda
Millones de US$

Deuda neta al 30 de septiembre de 2004	587.1
Generación de efectivo	(194.9)
Inversión en capital de trabajo operativo	34.5
Emisión de Capital	1.4
Otras partidas (1)	33.0
Servicios Holding Alfa	43.5
Intereses acumulados	19.0
Impuestos	7.3
Inversión en activo fijo	15.5
Intereses PIK acumulados	0.0
= Deuda neta al 31 de diciembre de 2004	546.4

(1) Principalmente pasivo laboral.

VARIACIÓN DE LA DEUDA NETA EN 2004

Deuda Neta de Caja: La deuda neta de Hylsamex al 31 de diciembre de 2004 disminuyó a US$546 millones, US$468 millones o 46% menor que el saldo de US$1,014 millones que se tenía a fines de 2003. Esta reducción significativa de deuda neta en 2004 se obtuvo principalmente a través de US$291 millones en prepagos de deuda bancaria realizados por la Compañía con generación interna de efectivo en 2004, los recursos netos de US$137 millones de la emisión de capital que fueron aplicados en su totalidad a prepagos de deuda bancaria, y un aumento considerable en el flujo de efectivo libre que incrementó las reservas de efectivo en US$40 millones de fines de 2003 a un saldo de US$125 millones al 31 de diciembre de 2004.

Impuestos Pagados: Los impuestos pagados durante 2004 ascendieron a US$32 millones, ligeramente menores que los US$34 millones erogados en 2003.

Capital de Trabajo Neto (CTN): En 2004, el CTN representó un uso significativo de efectivo de US$205 millones. La inversión considerable en CTN durante este período se debe básicamente al notable aumento en el valor monetario de los embarques del acero y las materias primas durante el año, y al mayor volumen de ventas y producción. La Compañía continuó mostrando una administración eficiente del capital de trabajo como demuestra la tendencia favorable de las razones de actividad operativa: el CTN en días disminuyó a 40 días, de 48 días registrados en 2003.

Inversiones en Activo Fijo: Las inversiones en activo fijo sumaron US$46 millones en 2004, US$8 millones menores que las inversiones realizadas en 2003. Galvak continúa su plan de expansión e invirtió US$11 millones en 2004. La cifra acumulada para 2004 parece relativamente baja porque Galvak optó por estructurar operaciones de "sale-leaseback" para ciertos activos fijos por un total de US$8 millones. Asimismo, de la cifra de Hylsamex para 2004, US$8 millones corresponden al descapote de mineral en las minas y US$27 millones se relacionan a inversiones normales en Hylsa.

Variación de la Deuda
Millones de US$

Deuda neta al 31 de diciembre de 2003	1,014.3
Generación de efectivo	(759.0)
Inversión en capital de trabajo operativo	205.1
Emisión de Capital	(133.5)
Otras partidas (1)	12.5
Servicios Holding Alfa	43.5

Intereses acumulados	76.9
Impuestos	32.1
Inversión en activo fijo	46.4
Intereses PIK acumulados	8.1
= Deuda neta al 31 de diciembre de 2004	546.4

(1)Principalmente pasivo laboral.

LIQUIDEZ Y RESERVAS DE EFECTIVO

Hylsamex continuó con una excelente liquidez durante 4T04. Un mayor flujo de efectivo de operación aumentó las reservas de efectivo. Las reservas de efectivo alcanzaron US$125 millones al 31 de diciembre de 2004, un incremento de US$40 millones en relación al saldo de US$85 millones a fines de 2003 y US$12 millones mayor que el saldo de US$113 millones al final del trimestre anterior. La Línea de Crédito Revolvente de Hylsa, que fue otorgada para apoyar los requerimientos de capital de trabajo, permanece totalmente disponible a la fecha.

ESTRUCTURA DE CAPITAL

En 4T04, la fuerte generación de flujo de efectivo permitió mejoras adicionales a la estructura de capital. La administración llevó a cabo las siguientes acciones durante el trimestre:

* En diciembre, Hylsamex hizo un pago de US$44 millones a su empresa controladora Alfa, por servicios que Hylsamex debía a Alfa y que había acumulado desde la reestructura de la deuda. Este pago disminuyó el saldo de cuentas por pagar de largo plazo.
* La Compañía realizó una contribución de US$28 millones a su fondo de pensiones.

RAZONES FINANCIERAS CLAVE

La fuerte generación de EBITDA en 2004 y la marcada reducción en la deuda neta alcanzada durante el año permitieron una mejora sustancial en las razones financieras de Hylsamex. La Compañía registró una razón de Deuda Neta a EBITDA U12M de 0.7x a fines del 4T04, una disminución significativa del 5.4x y 1.0x observados en el período comparable de 2003 y el trimestre anterior, respectivamente. La cobertura de intereses (EBITDA U12M a gastos financieros netos U12M) mejoró de manera similar a 9.3x al final del 4T04, comparada con 2.0x en el mismo trimestre de 2003 y 6.9x en el trimestre previo.

PARTICIPACIÓN EN RESULTADOS DE COMPAÑÍAS ASOCIADAS (SIDOR)

La participación minoritaria de Hylsamex en Amazonia generó una utilidad de US$31 millones (Ps.353 millones) en 4T04, que se compara con las utilidades de US$8 millones (Ps.96 millones) y US$11 millones (Ps.127 millones) registradas en el período comparable de 2003 y el trimestre previo, respectivamente. Sidor siguió reportando una buena rentabilidad operativa como consecuencia de los fundamentales favorables en el mercado global del acero, la posición de la empresa como uno de los productores de acero de más bajo costo en el mundo con integración vertical, y su posición geográfica privilegiada que le permite suministrar eficientemente acero a los mercados domésticos y de exportación.

HECHOS RECIENTES

Durante enero de 2005, Hylsamex llevó a cabo un programa de mantenimiento en su minimill de productos planos de Hylsa en Monterrey, para mantener la planta en excelentes condiciones operativas. El mantenimiento tomó 2 semanas en completarse y resultó en una pérdida de aproximadamente 25,000 toneladas de producto terminado, que representa alrededor del 3 por ciento de los embarques trimestrales.

"El mantenimiento fue programado para que coincidiera con el período pico del costo de nuestros insumos energéticos y la menor demanda de acero que tradicionalmente experimentamos a principios de cada año," comentó Alejandro M. Elizondo, Director General de Hylsamex. "Hoy, nuestro equipo está en óptimas condiciones, preparado para aprovechar los buenos niveles de precios en el mercado y la robusta demanda de acero que esperamos en México y en los mercados internacionales."

La administración cree que la Compañía seguirá generando un fuerte flujo de efectivo libre en 1T05, a pesar del efecto del programa de mantenimiento. El impacto en el flujo de efectivo causado por el mantenimiento programado podría ser compensado potencialmente con mayor producción esperada del Molino #1 de la División de Aceros Planos, reducciones en los requerimientos de capital de trabajo, así como menores impuestos pagados y una carga financiera más baja. Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2004 COMPARATIVOS CON 2003

Millones de pesos de poder adquisitivo del 31 de diciembre de 2004
(excepto que se indique otra denominación)

1. ACTIVIDADES DE LAS COMPAÑIAS

Hylsamex, S. A. de C. V. (HYLSAMEX), subsidiaria de Alfa, S. A. de C. V. (ALFA), es una de las empresas productoras de acero más grandes de México y líder en su mercado.

HYLSAMEX desarrolla sus actividades por si misma y a través de empresas subsidiarias, de las que es propietaria de la mayoría de las acciones comunes representativas de sus capitales sociales, y de una empresa asociada, en la que tiene influencia significativa en su administración, pero sin llegar a tener control.

El 25 de noviembre de 2003 el Consejo de Administración de ALFA aprobó realizar una reestructuración corporativa relevante consistente en la desinversión en HYLSAMEX la cual se llevará a cabo a través de dos reducciones sucesivas e independientes del capital social y contable de ALFA mediante la entrega a sus accionistas de la totalidad de las acciones de HYLSAMEX propiedad de aquella. La primera de dichas reducciones ocurrió en febrero de 2004 y la segunda está planeada para ocurrir durante el primer trimestre de 2005. La decisión anterior fue ratificada por los accionistas de ALFA en asamblea general extraordinaria celebrada el 4 de febrero de 2004. La desinversión antes mencionada no tiene efecto alguno en los estados financieros consolidados de HYLSAMEX, quien dejará de ser subsidiaria de ALFA a partir de la fecha en que se concluya la desinversión de referencia.

Al 31 de diciembre las principales subsidiarias y asociada son:

	% de tenencia (a) 2004	2003
Hylsa, S. A. de C. V. (HYLSA) y subsidiarias:	100	100
Hylsa Puebla, S. A. de C. V.	100	100
Hylsa Norte, S. A. de C. V.	100	100
Consorcio Minero Benito Juárez		
Peña Colorada, S. A. de C. V. (Peña Colorada) (b)	51	51
Peña Servicios, S. A. de C. V.	100	100

	% de tenencia (a) 2004	2003
Las Encinas, S. A. de C. V.	100	100
Comercializadora Las Encinas, S. A. de C. V.	100	100
Aceros Prosima, S. A. de C. V.	100	100
Prosima Servicios, S. A. de C. V.	100	100
Materiales y Aceros Masa, S. A. de C. V.	100	100
Técnica Industrial, S. A. de C. V.	100	100
Química Técnica Avanzada, S. A. de C. V.	100	100
Transamerica E. & I., Corp.	100	100
Ferropak Servicios, S. A. de C. V.	100	100
Ferropak Comercial, S. A. de C. V.	100	100
Galvak, S. A. de C. V. (GALVAK) y subsidiarias:	100	100

Galvak Servicios S. A. de C. V. 100 100
Metal Building Solutions, S. A. de C. V. 100 100
Galvacer America, Inc. 100 100
Galvacer Chile, S. A. 100 100
Galvacer Costa Rica, S. A. 100 100
Galvacer Servicios, S.A. de C.V. 100 100

Acerex, S. A. de C. V. 51 51
Acerex Servicios, S. A. de C. V. 100 100
Ferropción, S. A. de C. V. (Ferropción) (c) 100 100
Galvamet América Corp. (d) 100

Hylsa Latin, LLC. (Hylsa Latin) y asociadas: 100 100
Consorcio Siderurgia Amazonia, Ltd. (Amazonia) (e) 12 37
Siderúrgica del Orinoco, C. A. (Sidor) 60 70

Express Anáhuac Operadora, S. A. de C. V. 100 100

Express Anáhuac Inmobiliaria, S. A. de C. V. 100 100

Express Anáhuac Servicios, S. A. de C. V. 100 100
Express Anáhuac, S. A. de C. V. 100 100

(a) % de tenencia que HYLSAMEX tiene en las sub-controladoras y % de tenencia que éstas tienen en sus subsidiarias y asociada.

(b) En noviembre de 2004 los accionistas de Peña Colorada ratificaron la escisión de la compañía sujeta a obtener la autorización de los acreedores, la cual se encuentra en proceso a la fecha de emisión de estos estados financieros.

(c) A partir de junio de 2004 Ferropción dejó de operar; sus actividades serán llevadas a cabo por otras partes relacionadas.

(d) El 14 de septiembre de 2004 se constituyó Galvamet América Corp., cuya principal actividad consiste en la fabricación de paneles para la industria de la construcción.

(e) Hasta junio de 2003, Amazonia era propietaria del 70% del capital común de Sidor, empresa venezolana. Sin embargo, con motivo de la reestructura bancaria de Amazonia y de Sidor, a partir de esa fecha Amazonia posee el 60% del capital social de Sidor.

2. BASES PARA LA PREPARACION DE LOS ESTADOS FINANCIEROS

Los estados financieros consolidados incluyen los de HYLSAMEX y los de todas sus subsidiarias.

Los estados financieros que se acompañan fueron preparados de acuerdo con principios de contabilidad generalmente aceptados, aplicando en forma integral las disposiciones normativas relativas al reconocimiento de los efectos de la inflación en la información financiera. Consecuentemente todos los estados financieros, incluyendo los de ejercicios anteriores que se presentan para fines comparativos, se expresan en pesos constantes de poder adquisitivo del 31 de diciembre de 2004.

La preparación de la información financiera de acuerdo con principios de contabilidad generalmente aceptados, requiere que la administración haga estimaciones y considere supuestos que afectan las cifras del estado de situación financiera y los montos incluidos en el estado de resultados del período; los resultados reales pueden diferir de las estimaciones consideradas.

Los índices (Indice Nacional de Precios al Consumidor - INPC) más importantes utilizados para reconocer los efectos de la inflación general en la información financiera fueron: 112.550, 106.996 y 102.904 al 31 de diciembre de 2004, 2003 y 2002, respectivamente (segunda quincena de junio 2002 = 100).

A continuación se resumen las políticas de contabilidad más importantes:

a. Efectivo y equivalentes de efectivo

La compañía clasifica como equivalentes de efectivo todos aquellos valores que puedan ser fácilmente realizables en un período de tres meses o menos. La compañía invierte sus excedentes de efectivo en los principales bancos nacionales e internacionales.

b. Inventarios y costo de ventas (Nota 4)

Los inventarios se expresan a su costo estimado de reposición, principalmente con base en los últimos precios de compra y costos de producción del ejercicio, sin que excedan a su valor de mercado.

El costo de ventas se determina con base en los costos estimados de reposición de las fechas en que se efectuaron las ventas.

c. Inversión en acciones de asociada

La inversión en la compañía asociada (véase inciso (e) en Nota 1) se registra por el método de participación, conforme al cual, el costo de adquisición de las acciones se modifica por la parte proporcional de los cambios en las cuentas del capital contable de la emisora posteriores a la fecha de compra.

Otras inversiones en acciones, poco significativas y/o que representan menos del 10% del capital social de las emisoras, se valúan aplicando al costo histórico original factores derivados del INPC, menos, en su caso, una estimación para baja de valor.

d. Dilución en asociada

El efecto de dilución en asociada (disminución en el porcentaje de control) se reconoce formando parte del capital contable, directamente en la cuenta de utilidades acumuladas, en el ejercicio en el cual ocurren las transacciones que originan dichos efectos. El efecto de dilución se determina al comparar el valor contable de la inversión en acciones con base en la participación antes del evento de dilución contra dicho valor contable considerando la participación después del evento mencionado.

e. Inmuebles, maquinaria, equipo y depreciación

Los inmuebles, maquinaria y equipo y su correspondiente depreciación acumulada se expresan a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC, excepto por la maquinaria y equipo de

procedencia extranjera, cuyo valor se actualiza aplicando el índice de inflación general del país de origen a los montos correspondientes en moneda extranjera y convirtiendo esos montos a pesos al tipo de cambio vigente a la fecha de cierre.

La depreciación se calcula por el método de línea recta con base en las vidas útiles de los activos estimadas por las empresas.

El resultado integral de financiamiento de pasivos contraídos para construcciones en proceso, se capitaliza como parte de estos activos hasta que inician su operación.

f. Deterioro en el valor de los activos de larga duración y su disposición

A partir del 1o. de enero de 2004 la Compañía adoptó las disposiciones normativas contenidas en el Boletín C-15 "Deterioro en el valor de los activos de larga duración y su disposición", emitido por el Instituto Mexicano de Contadores Públicos. Este boletín establece, entre otras cosas, los criterios generales que permitan la identificación y, en su caso, registro de las pérdidas por deterioro o baja de valor de los activos de larga duración, tangibles e intangibles, incluyendo el crédito mercantil; asimismo, precisa los conceptos para la valuación de los activos de larga duración.

Para determinar lo anterior, la Compañía evalúa el desempeño de las unidades de negocios y los productos y las líneas de productos relacionados. El estudio hecho por la Compañía indicó que al 1o. de enero (fecha de adopción del citado boletín) y al 31 de diciembre de 2004, no existió ningún deterioro por reconocer en los estados financieros que se acompañan.

g. Cargos diferidos

Este rubro se expresa a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC e incluye principalmente gastos capitalizados de los yacimientos
de mineral extraíble de las subsidiarias mineras, costos relativos al desarrollo e implantación de sistemas computacionales integrados y gastos por colocación de deuda, los cuales están sujetos a amortización.

h. Otro activo

Este concepto incluye un activo intangible derivado de las remuneraciones al retiro.

i. Reconocimiento de ingresos

Las compañías reconocen sus ingresos al entregar los productos a sus clientes y facturarlos. Los ingresos y las cuentas por cobrar se registran netos de estimaciones para devoluciones y cuentas de cobro dudoso, respectivamente.

j. Transacciones en divisas y diferencias cambiarias

Los activos y pasivos monetarios en divisas, principalmente dólares americanos (US$), se expresan en moneda nacional al tipo de cambio vigente a la fecha de cierre. Las diferencias cambiarias derivadas de las fluctuaciones en el tipo de cambio entre la fecha en que se concertaron las transacciones y la de su liquidación o valuación a la fecha del estado de situación financiera, se registran dentro del resultado integral de financiamiento.

k. Estimación de remuneraciones al retiro

Los planes de remuneraciones al retiro (jubilaciones, gastos médicos y primas de antigüedad), tanto formales como informales, se reconocen como costo en los años en que los trabajadores prestan los servicios correspondientes, de acuerdo con estudios actuariales elaborados por expertos independientes.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se registran en resultados en el año en que se vuelven exigibles.

l. Operaciones financieras derivadas

Los activos y pasivos resultantes de operaciones financieras derivadas se expresan a su valor de mercado y/o de intercambio (fair value) y se clasifican como otros activos o pasivos en el estados de situación financiera. Las diferencias entre el valor de mercado y/o intercambio y el costo de adquisición (incluyendo gastos de compra y primas o descuentos), así como las ganancias y pérdidas realizadas, se registran directamente en resultados.

m. Instrumentos financieros con características de pasivo, de capital o de ambos

A partir del 1o. de enero de 2004, entraron en vigor las disposiciones del Boletín C-12 "Instrumentos financieros con características de pasivo, de capital o de ambos", el cual destaca las diferencias entre los pasivos y capital contable, desde el punto de vista del emisor, como base para identificar, clasificar y contabilizar, en su reconocimiento inicial, los componentes de pasivo y de capital de los instrumentos financieros combinados.

El nuevo Boletín establece la metodología para separar del monto de la contraprestación recibida en la colocación de los instrumentos financieros combinados, los montos correspondientes al pasivo y al capital contable, la cual se basa en la naturaleza residual del capital contable, evitando el uso de valores razonables para afectar el capital contable en las transacciones iniciales. La adopción de este Boletín no tuvo impacto en los estados financieros de la Compañía.

n. Resultado integral de financiamiento

El resultado integral de financiamiento se determina agrupando en el estado de resultados: los gastos y productos financieros, las diferencias cambiarias y la ganancia o pérdida por posición monetaria.

La ganancia o pérdida por posición monetaria representa el efecto de la inflación, medido en términos del INPC, sobre el neto de los activos y pasivos monetarios mensuales del año.

o. Impuestos sobre la renta y al activo y participación de los trabajadores en las utilidades

El impuesto sobre la renta y la participación de los trabajadores en las utilidades se registran por el método de activos y pasivos con enfoque integral. Bajo este método se reconoce un impuesto diferido para todas las diferencias entre los valores contables y fiscales de los activos y pasivos.

p. Utilidad (pérdida) por acción

La utilidad (pérdida) por acción común se calcula sobre el promedio ponderado de acciones comunes en circulación durante el año. No existen efectos que deriven de acciones potencialmente dilutivas.

q. Utilidad (pérdida) integral

Las transacciones que se registran en las cuentas del capital ganado durante el ejercicio, diferentes a las realizadas entre accionistas, se muestran en el estado de variaciones en el capital contable, bajo el concepto de utilidad (pérdida) integral.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2004**

HYLSAMEX, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**

Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 HYLSA S.A. DE C.V.	FAB. DE PROD. DE ACERO	6,353,876,749	100.00	6,353,877	14,487,816
2 GALVAK S.A.DE C.V.	FAB. DE LAMINA GALVANIZADA	51,836,578	100.00	260,327	1,831,942
3 FERROPCION, S.A. DE C.V.	COME. PROD LAMINA GALV	4,900	100.00	49	49
4 EXAN INMOBILIARIA, S.A. DE C.V.	RENTA DE INMUEBLES	396,154	100.00	39,615	45,985
5 EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	520,230	100.00	52,023	53,264
6 EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEG. CON TIT. DE CREDITO	490	100.00	49	14
7 GALVACER COSTA RICA S.A.	COME. PROD LAMINA GALV	1	100.00	1	1
8 CSC INTEGRA S.A. DE C.V.		125	100.00	13	13
9 HYLSA LATIN LLC		12,831,079	0.00	108,373	1,155,272
10 ELIMINACIONES		1	0.00	203,421	(697,274)
11 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**7,017,748**	**16,877,082**
ASOCIADAS					
1 CONSORCIO SIDERURGIA AMAZONIA	FAB. DE PROD. DE ACERO	1	36.73	3,020,945	1,215,251
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**3,020,945**	**1,215,251**
OTRAS INVERSIONES PERMANENTES					**4,623**
TOTAL					**18,096,956**

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
QUIROGRAFARIOS																
BANCOMEXT, SNC	30/09/2009	4.56	0	0	0	14,081	56,324	56,324	56,324	42,243	0	0	0	0	0	0
CALYON	30/09/2009	4.80	0	0	0	0	0	0	0	0	0	6,600	26,402	26,402	26,402	19,801
CITIBANK	30/09/2009	4.80	0	0	0	0	0	0	0	0	0	11,442	45,764	45,763	45,763	34,322
COMERICA BANK	30/09/2009	4.80	0	0	0	0	0	0	0	0	0	6,600	26,402	26,402	26,402	19,801
EXPORT DEVELOPMENT CORP.	30/09/2009	4.80	0	0	0	0	0	0	0	0	0	4,400	17,601	17,601	17,601	13,201
HSBC MEXICO	30/09/2009	4.80	0	0	0	8,801	35,203	35,203	35,203	26,402	0	0	0	0	0	0
HYPOVEREINSBANK NY	30/09/2009	4.80	0	0	0	0	0	0	0	0	0	14,081	56,324	56,324	56,324	42,243
JPMORGAN CHASE BANK	30/09/2009	4.80	0	0	0	0	0	0	0	0	0	4,400	17,601	17,601	17,601	13,201
WELLSFARGO	14/11/2008	4.31	0	0	0	0	0	0	0	0	0	9,012	9,012	9,012	9,012	0
CON GARANTIA																
BANCOMEXT	13/08/2009	4.19	0	0	0	85,413	28,162	28,162	28,162	18,775	0	0	0	0	0	0
BANK OF AMERICA	13/08/2009	3.70	0	0	0	0	0	0	0	0	0	28,162	84,486	84,487	84,487	56,325
BCI	13/08/2009	3.70	0	0	0	0	0	0	0	0	0	4,694	14,081	14,081	14,081	9,387
CALYON	13/08/2009	3.52	0	0	0	0	0	0	0	0	0	23,468	70,405	70,405	70,405	46,937
CITIBANK	13/08/2009	3.70	0	0	0	0	0	0	0	0	0	28,163	84,481	84,486	84,486	56,324
COMERICA BANK	13/08/2009	3.70	0	0	0	0	0	0	0	0	0	23,468	70,405	70,405	70,405	46,937
EXPORT DEVELOPMENT CORP.	13/08/2009	3.70	0	0	0	0	0	0	0	0	0	9,387	28,162	28,162	28,162	18,775
HSBC MEXICO	13/08/2009	3.70	0	0	0	23,468	70,405	70,405	70,405	46,937	0	0	0	0	0	0
HYPOVEREINSBANK NY	13/08/2009	3.70	0	0	0	0	0	0	0	0	0	9,387	28,162	28,162	28,162	18,775
LANDESBANK RP	13/08/2009	3.70	0	0	0	0	0	0	0	0	0	4,694	14,081	14,081	14,081	9,387
FIDEICOMISO DE FOMENTO MINER	13/12/2010	6.37	0	0	0	11,928	25,445	24,451	13,518	27,036	0	0	0	0	0	0
TOTAL BANCARIOS			0	0	0	143,691	215,539	214,545	203,612	161,393	0	187,958	593,369	593,374	593,374	405,416

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS

(MILES DE PESOS)

TRIMESTRE: **4** AÑO: **2004**

Impresión Final
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BURSATILES																
COLOCACIONES PRIVADAS																
QUIROGRAFARIOS																
EUROBONO 2007	15/09/2007	9.82	0	0	0	0	0	0	0	0	0	0	0	1,565,785	0	0
EUROBONO 2010	15/12/2010	11.04	0	0	0	0	0	0	0	0	0	0	0	0	0	1,813,655
PMP 2007	09/03/2007	8.75	0	0	0	0	0	69,665	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES 2008	09/09/2008	9.25	0	0	0	0	0	0	720,120	0	0	0	0	0	0	0
TOTAL BURSATILES			0	0	0	0	0	69,665	720,120	0	0	0	0	1,565,785	0	1,813,655
PROVEEDORES																
OTROS PROVEEDORES	31/12/2005		1,375,870	0	704,044	0	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			1,375,870	0	704,044	0	0	0	0	0	0	0	0	0	0	0
CTAS POR PAGAR	31/12/2005		1,253,428	0	406,178	0	9,550	0	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			1,253,428	0	406,178	0	9,550	0	0	0	0	0	0	0	0	0
			2,629,298	0	1,110,222	143,691	225,089	284,210	923,732	161,393	0	187,958	593,369	2,159,159	593,374	2,219,071

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2004**

HYLSAMEX, S.A. DE C.V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
ACTIVO TOTAL	181,506	**2,044,629**	0	0	2,044,629
PASIVO	**763,552**	**8,601,268**			**8,601,268**
	127,998		0	0	1,441,871
	635,554		0	0	7,159,397
SALDO NETO	**(582,046)**	**(6,556,639)**			**(6,556,639)**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7 **CONSOLIDADO**
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	4,256,507	(16,407,465)	(12,150,958)	0.01	62,006
FEBRERO	4,146,472	(16,156,163)	(12,009,691)	0.01	85,431
MARZO	4,483,816	(16,303,363)	(11,819,547)	0.00	45,835
ABRIL	5,270,446	(16,720,127)	(11,449,680)	0.00	1,685
MAYO	5,420,036	(16,641,642)	(11,221,606)	0.00	(9,391)
JUNIO	5,459,856	(16,114,846)	(10,654,990)	0.00	6,178
JULIO	5,728,921	16,081,841	(10,352,920)	0.00	30,055
AGOSTO	6,110,419	14,626,564	(8,516,145)	0.01	45,310
SEPTIEMBRE	5,690,114	13,677,223	(7,987,109)	0.01	70,121
OCTUBRE	5,909,708	13,291,647	(7,381,939)	0.01	58,082
NOVIEMBRE	6,052,599	12,863,917	(6,811,317)	0.01	51,890
DICIEMBRE	6,432,835	12,781,326	(6,348,491)	0.00	14,586
ACTUALIZACION:	0	0	0	0.00	12,003
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					**473,791**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2004**

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8

CONSOLIDADO
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
NO APLICABLE

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
ACEREX SERVICIOS, S.A. DE C.V	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
ACEREX, S.A.DE C.V.	PROCESAMIENTO Y CORTES DE ACERO	0	0
ACEROS PROSIMA, S.A. DE C.V.	COMPRA-VTA. Y SERV. DE MAQ. P/TODA CLASE DE PROD.	0	0
C.M.B.J. P.COL., S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUST. MINERALES.	0	0
COMERCIALIZADORA LESA, S.A. D	COMERCIALIZACION DE MINERAL Y RENTA DE MAQUINARIA	0	0
EXAN INMOBILIARIA S.A. DE C.V	RENTA DE INMUEBLES	0	0
EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	0	0
FERROPAK COMERCIAL, S.A. DE C	MAT'S. METALICOS PARA LA CONST. Y LA INDUSTRIA	0	0
FERROPAK SERVICIOS, S.A. DE C	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
FERROPCION, S.A. DE C.V.	COMERCIALIZ MEDIOS ELECTRONICOS	0	0
GALVACER AMERICA, INC.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVACER CHILE S.A. DE C.V.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVACER COSTA RICA, S.A.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVAK SERVICIOS, S.A.DE C.V.	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
GALVAK, S.A. DE C.V.	FABRICACION DE LAMINA GALVANIZADA	0	0
GALVACER SERVICIOS, S.A. DE C	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
HYLSA LATIN LLC	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACCS.	0	0
HYLSA NORTE, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA PUEBLA, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSAMEX S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
LAS ENCINAS, S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUSTANCIAS MINERALES	0	0
MAT. Y AC. MASA, S.A. DE C.V.	VENTA DE PRODUCTOS DE ACERO	0	0
METAL BUILDING SOLUTIONS, S.A	SERVICIOS EN EL RAMO DE LA CONSTRUCCION	0	0
PEÑA SERVICIOS, S.A. DE C.V.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
PROSIMA SERVICIOS, S.A. DE C.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
QUIMICA TECNICA AVANZADA	PRODUCCION Y UTILIZACION DE GASES REDUCTORES	0	0
TECNICA INDUSTRIAL, S.A. DE C	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
TRANS.EXP.AND IMP.CORP.	EXP.E IMP.DE PRODUCTOS DE ACERO	0	0

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10 **CONSOLIDADO**
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS	SI	18.04
ELECTRODOS	UCAR CARBON MEXICANA				0.98
REFRACTARIOS	REF. MEX.	REFRACTARIOS	RADEX, PREMIER, AP GREEN	SI	1.61
ALEACIONES	CIA. MINERA AUTLAN				2.91
ZINC	PEÑOLES				1.90
RODILLOS	FUMOSA	RODILLOS	ESWAG	SI	0.90
CAL	REGIO CAL				0.96
PINTURA					1.33

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2004**

HYLSAMEX, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
ACERO			2,436	20,374,694			
TOTAL				20,374,694			

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2004**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
ACERO			731	6,385,235			
TOTAL				6,385,235			

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: 4 AÑO: **2004**

HYLSAMEX, S.A. DE C.V.

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL	
	$	VIGENTE	PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		0	506,340,463			506,340,463	4,975,129	
L		0	101,162,048			101,162,048	994,423	
TOTAL			**607,502,511**	**0**	**0**	**607,502,511**	**5,969,552**	**0**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
607,502,511

PROPORCION DE ACCIONES POR :

CPO's : 0
T.VINC. : 0
ADRS's : 0.0048
GDRS's : 0
ADS's : 0
GDS's 0

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Final

El monto total erogado en inversiones por Hylsamex durante 2004 asciende a US$46 millones. Con respecto a nuevos proyectos, Hylsamex ha realizadó inversiones por US$10 millones relacionadas con un programa de inversiones estratégicas en Galvak orientadas a incrementar la proporción de productos de alto valor agregado en su mezcla de ventas y a añadir capacidad a las distintas líneas de producto de acero recubierto. Adicionalmente se ha erogado US$5 para descapotar material en las minas para apoyar la producción futura de mineral de hierro y por último, la empresa ha destinado US$31 para inversiones normales en Hylsa

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

Hylsamex posee el 36.73% de las acciones comunes de Consorcio Siderurgia Amazonia Ltd.(Amazonia), y esta última empresa es tenedora del 59.7% del capital común de CVG Siderúrgica del Orinoco, C.A. (Sidor). Sin embargo, al ocurrir la capitalización de la deuda subordinada de Amazonia, Hylsamex reducirá a 12% su participación en Amazonia.

Hylsamex convierte la información financiera de Amazonia, la cual esta preparada de acuerdo con las Normas Internacionales de Información Financiera (IFRS) aplicando los lineamientos establecidos en el Boletín B-15 de los Principios de Contabilidad Generalmente Aceptados en México, para incorporar bajo el método de participación la información financiera de su inversión en el extranjero.

La importancia relativa de esta asociada, respecto a las cifras consolidadas de Hylsamex es la siguiente:

	%	
Activos totales	3.6	
Utilidad Neta		12.5

Amazonia es una entidad económicamente independiente.

CLAVE DE COTIZACION: **HYLSAMX** FECHA: 27/01/2005 12:53

HYLSAMEX, S.A. DE C.V.

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	HYLSAMEX, S.A. DE C.V.
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 2828
FAX:	01 81 8865 2125
DIRECCION DE INTERNET:	www.hylsamex.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	HYL930427BY1
DOMICILIO FISCAL:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL

RESPONSABLE DE PAGO

NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx.

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL EJECUTIVO DE ALFA, S.A. DE C.V.
NOMBRE:	ING. DIONISIO GARZA MEDINA
DOMICILIO:	GOMEZ MORIN 1111
COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1111
FAX:	01 81 8748 2552
E-MAIL:	dgarzam@alfa.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1701

CLAVE DE COTIZACION: **HYLSAMX** FECHA: 27/01/2005 12:53
HYLSAMEX, S.A. DE C.V.

FAX:	01 81 8865 2121
E-MAIL:	aelizond@hylsamex.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	ING. MANUEL GUTIERREZ ESPINOZA
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1703
FAX:	01 81 8865 2125
E-MAIL:	mgutierrez@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. JORGE ALEJANDRO TREVIÑO GARZA
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1318
FAX:	01 81 8865 1310
E-MAIL:	jatrevino@hylsamex.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR CORPORATIVO JURIDICO DE ALFA, S.A. DE C.V.
NOMBRE:	LIC. LEOPOLDO MARROQUIN MORALES
DOMICILIO:	GOMEZ MORIN 1111 SUR

CLAVE DE COTIZACION: **HYLSAMX** FECHA: 27/01/2005 12:53

HYLSAMEX, S.A. DE C.V.

COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1368
FAX:	01 81 8748 2514
E-MAIL:	leopoldo@alfa.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	NA
NOMBRE:	NA NA NA NA
DOMICILIO:	NA
COLONIA:	NA
C. POSTAL:	00
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	NA
FAX:	NA
E-MAIL:	NA

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	SUBDIRECTOR DE RELACIONES CON INVERSIONISTAS
NOMBRE:	LIC. OTHON GERARDO DIAZ DEL GUANTE VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1240
FAX:	01 81 8331 1885
E-MAIL:	odiaz@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	ING. MANUEL GUTIERREZ ESPINOZA
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1703
FAX:	01 81 8865 2125
E-MAIL:	mgutierrez@hylsamex.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

ING. ALEJANDRO M. ELIZONDO B. **DIRECTOR GENERAL**	**ING. MANUEL GUTIERREZ E.** **DIRECTOR DE FINANZAS**

SAN NICOLAS DE LOS GARZA, NL, A 27 DE ENERO DE 2005

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMEX, S.A. DE C.V.**

TRIMESTRE: AÑO:

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

NOTAS A LOS ESTADOS FINANCIEROS (1)

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN EL CAPITAL CONTABLE DE SUBS	$ (6,483,071)
RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(568,354)
IMPUESTO DIFERIDO EN CAPITAL	129,637
TOTAL	$ (6,921,788)

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.